Daniel A. Peterson
Partner

190 Carondelet Plaza, Suite 600
St. Louis, MO  63105
Direct: 314.345.6246
Fax: 314.480.1505
dan.peterson@huschblackwell.com

September 5, 2014
VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4720 Washington D.C. 20549 Attention: Ms. Ashley Vroman-Lee
Re:	MacKenzie Realty Capital, Inc.
File Number 814-00961

To the Commission:

As you know, we represent MacKenzie Realty Capital, Inc. (“MRC”).  Today, you provided us comments on MRC’s preliminary proxy statement.  This letter summarizes the comments and questions of the staff (“Staff”) of the Securities and Exchange Commission (“Commission”), along with MRC’s responses, below, and accompanies MRC’s filing today of a definitive proxy statement (the “Definitive”) incorporating the Staff’s comments.

Staff comment 1:	On page 2 of the proxy statement, please conform the maximum stated dilution to the examples below.
MRC response:	We have reflected this change in the Definitive.
Staff comment 2:	Page 2 has discussion of a prohibition on the further purchase of shares by certain shareholders—is that still applicable?
MRC response:	No, we have removed that statement in the Definitive.
Staff comment 3:	Please explain to the staff what the “Organization and Offering Expenses” are.
MRC response:
Those are expenses incurred by MRC in its public offering that include selling commissions, printing, mailing, accounting and legal fees.  MRC’s prospectus under which it its conducting its offering provides additional information on the topic.

Staff comment 4:	Please clarify what “DRIP” refers to.
MRC response:	We have made that revision in the Definitive.
Staff comment 5:	On page 3, please add another example of dilution reflecting the sale of 5,000,000 shares in the IPO.
MRC response:	We have made that revision in the Definitive.
Staff comment 6:	Would the votes of persons listed in the table on page 4 be excluded from the second part of the shareholder vote (by non-affiliates)?
MRC response:	Yes—the persons listed in the table on page 4 would be excluded as affiliates—both because they hold more than 5%, and also because they are under common control with MRC.
Staff comment 7:
Are the funds listed in the table on page 4 (“Funds”) relying on the exemption provided in Section 12(d)(1)(D) of the Investment Company Act of 1940 (“1940 Act”), and if so, are the beneficial owners of those Funds voting?

MRC response:
The section 12(d)(1) question arose during MRC’s registration process, and MRC confirmed to the Staff via letter dated July 19, 2013 that we did not believe the restrictions of 1940 Act §12(d)(1)(A)(i) did not apply to those Funds’ acquisition of MRC shares, because at the time of the acquisition, MRC had not made an election to be treated as a business development company under the 1940 Act.  And, in any event, we believe those Funds would nonetheless be exempted from such prohibition by section 12(d)(1)(D), because the transaction in which they acquired MRC shares (MRC’s so-called “Legacy Portfolio Acquisition”) constituted a “reorganization” as defined in 1940 Act §2(a)(33).
Additionally, MRC’s Legacy Portfolio Acquisition was a plan approved by the beneficial owners of the Funds, which approval included discussions of MRC’s offering plans—including selling shares below net asset value.  Accordingly, the Funds’ adviser, MCM Advisers, LP (also MRC’s investment adviser), does not believe the Funds’ beneficial owners need to vote at MRC’s special meeting.

MRC hereby advises the Staff that MRC acknowledges:

● MRC is responsible for the adequacy and accuracy of the disclosures in its proxy statement;

● Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the proxy statement; and

● MRC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to further discuss, please let me know.

Sincerely,

/s/ Daniel A. Peterson